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UNITI
SECURITIES AND E
Washingt

06001804

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2004 (MM/DD/YY) AND ENDING 11/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman Sachs JBWere Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza, Level 42
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Simon W. Wheatley 212-855-0346
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

PricewaterhouseCoopers Center 300 Madison Ave New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Simon W. Wheatley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldman Sachs JBWere Inc., as of November 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON K. SUESSBRICK
Notary Public, State of New York
No. 01SU6080882
Qualified in New York County
Certificate Filed in New York County
Commission Expires Sept. 23, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goldman Sachs JBWere Inc.

(A wholly owned subsidiary of
Goldman Sachs JBWere Group Holdings Pty. Ltd.)

Statement of Financial Condition

November 30, 2005

Goldman Sachs JBWere Inc.
(A wholly owned subsidiary of
Goldman Sachs JBWere Group Holdings Pty. Ltd.)
Index
November 30, 2005

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of Goldman Sachs JBWere Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs JBWere Inc. (the "Company") at November 30, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 23, 2006

Goldman Sachs JBWere Inc.
(A wholly owned subsidiary of Goldman Sachs JBWere Group Holdings Pty. Ltd.)
Statement of Financial Condition
November 30, 2005

Assets	
Cash and cash equivalents	$ 7,476,836
Loan receivable from Parent	3,165,000
Receivable from affiliates	962,638
Deferred income taxes	559,329
Other assets	298,756
Total assets	$ 12,462,559
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliates	$ 1,240,272
Accrued expenses and other liabilities	1,334,467
Total liabilities	2,574,739
Commitments (see Note 6)	
Stockholder's equity	
Common stock ($50 par, 1,000 shares authorized, 760 shares issued and outstanding)	38,000
Additional paid-in capital	6,702,000
Retained earnings	3,147,820
Total stockholder's equity	9,887,820
Total liabilities and stockholder's equity	$ 12,462,559

The accompanying notes are an integral part of this statement of financial condition.

1. Description of Business

Goldman Sachs JBWere Inc. (the "Company") is wholly owned by Goldman Sachs JBWere Group Holdings Pty. Ltd. of Melbourne, Australia (the "Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc.

The Company's principal business activity is brokering Australian and New Zealand securities for its U.S. customers with affiliated broker-dealers in Australia and New Zealand. During the period, Goldman Sachs and Co., an affiliated company, commenced brokering Australian and New Zealand securities trades with its U.S. based clients on behalf of the Company, for which the Company receives a commission. Goldman Sachs JBWere Pty Ltd, an Australian affiliate, executes and clears all of the above mentioned Australian securities transactions on behalf of the Company. Goldman Sachs JBWere (NZ) Ltd., a New Zealand affiliate, executes and clears all of the above mentioned New Zealand securities transactions on behalf of the Company. The Company also acts as a broker in American Depository Receipts.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions earned and related expenses incurred on securities transactions are recorded on a trade date basis.

The Company considers all highly liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents. At November 30, 2005, cash and cash equivalents, as reported on the Statement of Financial Condition represents cash held at a major U.S. financial institution.

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years.

Depreciation is provided on a straight line basis and is calculated using estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the lease.

3. Related Party Transactions

The Company executes and clears all Australian and New Zealand securities transactions through Goldman Sachs JBWere Ltd., an Australian affiliate, and Goldman Sachs JBWere (NZ) Ltd., a New Zealand affiliate, respectively. The Company pays the affiliates an intercompany service fee for the cost of providing such services. This service fee is calculated based upon a percentage of

the commissions earned by the Company for brokering Australian and New Zealand securities transactions. Receivable from affiliates included on the Statement of Financial Condition at November 30, 2005 represents commissions receivable earned by the Company for brokering these transactions.

The Company also provides research services for various affiliates, for which it charges the affiliates a portion of the costs associated with providing such services.

Loan receivable from the Parent balance of $3,165,000 includes accrued interest and is reflected on the Statement of Financial Condition. The loan bears an interest rate of 6% and matured on January 15, 2006. The principal and interest on this loan remained outstanding pending renegotiation of terms with the Parent.

During the period the Company relocated premises and is now located in premises leased by Goldman Sachs JBWere Inc., a U.S. affiliate. As a result, the Company now pays Goldman Sachs Inc, a monthly service fee to cover overheads incurred, which primary consists of occupancy and systems related costs.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As set forth in SEC Rule 15c3-1, a broker-dealer may elect to compute its net capital requirements under the alternative method. The minimum net capital percentage required under the alternative method is 2 percent of aggregate debit items. As a result, this method requires a broker-dealer to maintain minimum net capital equal to the greater of a minimum amount or 2 percent aggregate debit balances included in the reserve formula. At November 30, 2005, the Company had net capital of $4,882,097, which is $4,632,097 in excess of its required net capital of $250,000.

The Company follows the guidance prescribed in a SEC No-Action Letter (the "Letter") dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer ("PAIB assets") as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with the SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter.

5. Income Taxes

As of November 30, 2005, the Company eliminated 100% of its valuation allowance against net deferred tax assets and recorded a net deferred tax asset of $559,329 which is composed of a deferred tax asset of $573,498 and a deferred tax liability of $14,169.

Deferred tax assets are primarily attributable to net operating loss carryforwards. Deferred tax liabilities are attributable in miscellaneous items.

6. Commitments

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At November 30, 2005, the Company has recorded no liability with regard to the right. The Company paid the clearing broker no amounts related to these guarantees during the period.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107 entitled, "Disclosures about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either already carried at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

8. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.

9. Retirement Plan

The Company sponsors a 401(k) defined contribution plan (the "Plan"). Employees become eligible for the Plan upon completion of one year of service and reaching the age of twenty-one. Employees may contribute up to 12% of their annual salary to the Plan. The Company will match 50% of the employees' contributions up to 5% of their annual salary. Plan participants become fully vested in the Company's matching contribution after five years of service.